SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
September 10, 2020

Ryanair Holdings plc
(the "Company")

IMPORTANT COVID-19 NOTICE

Arrangements for the 2020 Annual General Meeting ("AGM")
to be held at 9.00am on Thursday, September 17, 2020

Ryanair Holdings plc (the "Company") today announces that in accordance with the guidelines of the Government of Ireland updated on September 7, 2020 in respect of Meetings and Events ("Guidelines For Re-Opening Hotels and Guesthouses"), the Company's AGM will be held as planned in the CityNorth Hotel and Conference Centre, Gormanston, Co. Meath, K32 W562, Ireland at 9.00 a.m. on September 17, 2020

The well-being of the Company's shareholders and employees is a primary concern for the Directors. The Company will take all Government recommendations into account in the conduct of the AGM. Attendance will consequently be limited to 50 people, including directors and service staff.

Shareholder participation and engagement have been and will continue to be ensured. The Board is therefore strongly encouraging all shareholders to:

●    submit a proxy form not less than 48 hours before the time appointed for the AGM or any adjournment thereof in order to ensure they can exercise their vote and be represented at the AGM without attending in person; and

●    appoint the Chairman of the meeting as their proxy rather than a named person who will not be permitted to attend the meeting in person.

Proxy forms can be submitted in advance of the AGM by availing of one of the options set out in the notice of the AGM:

●    By post to the Company's Registrar, Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, Ireland or by hand to Link Registrars Limited, Level 2, Block C, Maynooth Business Campus, Maynooth, Co. Kildare, W23 F854, Ireland.

●    By fax to +353 (1) 2240700, provided it is received in legible form.

●    Electronically by accessing www.signalshares.com.

●    Via the CREST System, where shares are held in CREST.

Since the AGM will be held under extremely constrained circumstances in order to comply with the Government restrictions, it will not be possible for members of the press to attend.

The Company is aware that the Government of Ireland is planning to announce a set of measures related to Covid-19 on September 15, 2020, which may include further restrictions on the holding of professional (non-social) meetings.  If such restrictions are announced prior to the Company's AGM, the Company will issue a further update to shareholders, which may include a notification that the AGM will be held as a closed meeting.

In anticipation that a closed AGM may be required, the Company is offering shareholders an opportunity to submit questions relating to the business of the meeting in advance, to be received by no later than 17:00 on Tuesday, September 15, 2020. Questions can be submitted by email to AGM2020@ryanair.com, with the shareholder's name and address for verification purposes. Responses to the questions will be posted on the Company's website on the day of the AGM.

As the situation is evolving and the Irish Government's guidance may change, shareholders are encouraged to check the website of the Company for any further updates regarding the AGM at https://investor.ryanair.com/.

Juliusz Komorek
Company Secretary
Ryanair Holdings plc
Ryanair Dublin Office
Airside Business Park
Swords
Co. Dublin
Ireland

END

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 September 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary